Alithya appoints Giulia Cirillo as new Chief Human Capital Officer

Another seasoned executive joining the Alithya Leadership Team

Montreal, Canada, April 24, 2023 – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) ("Alithya") is pleased to announce the appointment of Giulia Cirillo as Chief Human Capital Officer, effective April 24, 2023.

A graduate of the McGill University/HEC Montréal joint Executive MBA program, and of INSEAD Business School’s International Directors Programme, Giulia Cirillo has established herself as a strategic human resources executive with extensive global experience. Her transformational leadership skills, astute business acumen, and global talent management experience have been instrumental in developing solid corporate cultures for major players in the manufacturing and financial services sectors. Ms. Cirillo joins Alithya after serving as Senior Vice President and Chief Human Resources and Global Communications Officer for one of Canada’s largest pension funds.

Ms. Cirillo serves on the Board of Directors of Women in Capital Markets, and her continued support for numerous causes, as well as her mentorship of women and emerging leaders, will further contribute to Alithya’s culture of giving back.

Quote from Paul Raymond, CEO at Alithya:

“This appointment is a major step in our development of a One Alithya vision, embracing a culture focused on a unique set of service offerings for our employees, our clients, and our partners. As we move ahead into fiscal 2024, we remain committed to delivering the objectives laid out in our 2021-2024 strategic plan, with one of the three main pillars of that plan being focused on our people. Giulia’s vast experience and highly praised credentials will be instrumental in ensuring that we attain our objectives of fostering a culture of collaboration and ownership, cultivating employee well-being, and investing in the on-going development of our people.”

About Alithya:

Alithya is a trusted leader in strategy and digital transformation, employing a dedicated and highly skilled workforce in Canada, the United States and internationally. Alithya's strategy is based on a plan of accelerated organic growth and complementary acquisitions to create a global leader. The Company's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics. To learn more about Alithya, visit www.alithya.com.

Information:

Benjamin Cerantola
Director of Communications
benjamin.cerantola@alithya.com
438-798-0119